SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(AMENDMENT No. 5)

Under the Securities Exchange Act of 1934

NATIONAL COAL CORP.
(Name of Issuer)

COMMON Stock, $0.0001 PAR VALUE
(Title of Class of Securities)

632381 208
(CUSIP Number)

Daniel Warsh
c/o Crestview Capital Master, LLC
95 Revere Drive, Suite A
Northbrook, IL 60062
(847) 559-0060

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2008
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
☐

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

Crestview Capital Master, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	Not Applicable.	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		3,307,302
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	10	SHARED DISPOSITIVE POWER

		3,307,302
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,307,302
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.62% (1) (See Item 5)
14	TYPE OF REPORTING PERSON

OO

(1) Based upon 31,151,931 shares of Common Stock issued and outstanding as of May 13, 2008, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2008 and filed on May 15, 2008 with the Securities and Exchange Commission.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

Crestview Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
2(d) ☐
2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
	7	SOLE VOTING POWER

		20,169
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		3,307,302
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		20,169
	10	SHARED DISPOSITIVE POWER

		3,307,302
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,327,471
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.68% (1) (See Item 5)
14	TYPE OF REPORTING PERSON

OO

(1) Based upon 31,151,931 shares of Common Stock issued and outstanding as of May 13, 2008, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2008 and filed on May 15, 2008 with the Securities and Exchange Commission.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

Stewart Flink
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
2(d) ☐
2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION

US
	7	SOLE VOTING POWER

		63,233 (See Item 5)
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		63,233 (See Item 5)
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,233 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2% (1) (See Item 5)
14	TYPE OF REPORTING PERSON

IN

(1) Based upon 31,151,931 shares of Common Stock issued and outstanding as of May 13, 2008, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2008 and filed on May 15, 2008 with the Securities and Exchange Commission.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

Robert Hoyt
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
2(d) ☐
2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

US
	7	SOLE VOTING POWER

		248,120 (See Item 5)
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		248,120 (See Item 5)
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

248,120 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.80% (1) (See Item 5)
14	TYPE OF REPORTING PERSON

IN

(1) Based upon 31,151,931 shares of Common Stock issued and outstanding as of May 13, 2008, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2008 and filed on May 15, 2008 with the Securities and Exchange Commission.

This Amendment No. 5 is being filed jointly by Crestview Capital Master, LLC (“Crestview”), Crestview Capital Partners, LLC (“Crestview Partners”), Stewart Flink (“Mr. Flink”) and Robert Hoyt (“Mr. Hoyt”) (each, a “Reporting Person” and collectively, the “Reporting Persons”) and amends the Schedule 13D previously filed with the Securities and Exchange Commission (the “Commission”) by the Reporting Persons on March 1, 2004, as amended by Amendment No. 1 thereto filed with the Commission on November 24, 2004, as amended by Amendment No. 2 filed thereto with the Commission on February 24, 2006, as amended by Amendment No. 3 filed thereto with the Commission on April 13, 2007, and as amended by Amendment No. 4 filed thereto with the Commission on October 29, 2007 (collectively, the “Schedule 13D”), and relates to the common stock, par value $0.0001 per share (the “Common Stock”), of National Coal Corp., a Florida corporation, which has its principal place of business at 8915 George Williams Road, Knoxville, TN 37923 (the “Company”). This Amendment No. 5 reflects the sale of Common Stock by the Reporting Person.

Except as set forth herein, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to reflect the following information:

The purpose of this Amendment No. 5 is to report the disposition and therefore reduction in the beneficial ownership of shares of Common Stock by Crestview and Crestview Partners.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) As a result of, and after giving effect to, the transactions described in paragraph (c) below, as of the date hereof, Crestview may be deemed to beneficially own 3,307,302 shares of Common Stock (excluding shares underlying certain securities that have 9.99% beneficial ownership limitations, as described in this Schedule 13D), representing approximately 10.62% of the total number of issued and outstanding shares of Common Stock. Of such 3,307,302 shares, (i) 3,244,297 shares are shares of Common Stock owned by Crestview as of the date hereof and (ii) 63,005 shares are shares of Common Stock that may be obtained by Crestview upon the exercise of warrants that are immediately exercisable.

As of the date hereof, Crestview Partners owns 20,169 shares of Common Stock. In addition, Crestview Partners is the sole manager of Crestview, and as such has the power to vote and to dispose of investments owned by Crestview, including the Common Stock, and thus may also be deemed to beneficially own the above-described shares of Common Stock owned, or that may be obtained upon the exercise of warrants or may otherwise be deemed to be beneficially owned, by Crestview. Accordingly, as of the date hereof, Crestview Partners may be deemed to beneficially own an aggregate of 3,307,302 shares of Common Stock (excluding shares underlying certain securities that have 9.99% beneficial ownership limitations, as described in this Schedule 13D), representing, together with the 20,169 shares of Common Stock referenced above, approximately 10.68% of the total number of issued and outstanding shares of Common Stock. Of such 3,307,302 shares of Common Stock, (i) 3,244,297 shares are shares of Common Stock owned by Crestview as of the date hereof and (ii) 63,005 shares are shares of Common Stock that may be obtained by Crestview upon the exercise of warrants that are immediately exercisable.

As of the date hereof, Mr. Flink may be deemed to beneficially own 63,233 shares of Common Stock, representing approximately 0.2% of the total number of issued and outstanding shares of Common Stock. Of the 63,233 shares that may be deemed to be beneficially owned by Mr. Flink, (i) 62,233 shares are held jointly with Jennifer Flink, his wife, and (ii) 500 shares each are held in two UTMA accounts for which Mr. Flink is custodian. Accordingly, as of the date hereof, Mr. Flink may be deemed to beneficially own an aggregate of 63,233 shares of Common Stock, representing approximately 0.2% of the total number of issued and outstanding shares of Common Stock.

As of the date hereof, Mr. Hoyt may be deemed to own 248,120 shares of Common Stock, representing approximately 0.80% of the total issued and outstanding shares of Common Stock. Of the 248,120 shares that may be deemed to be beneficially owned by Mr. Hoyt, (i) 66,808 shares are held by Nancy Hoyt, his wife, and (ii) 181,312 shares are held by the Nancy Hoyt Revocable Trust, an entity controlled by Mr. Hoyt. Accordingly, as of the date hereof, Mr. Hoyt may be deemed to beneficially own an aggregate of 248,120 shares of Common Stock, representing approximately 0.80% of the total number of issued and outstanding shares of Common Stock.

All beneficial ownership percentages in this Item 5 are calculated based upon 31,151,931 shares of Common Stock issued and outstanding as of May 13, 2008, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2008 and filed on May 15, 2008 with the Securities and Exchange Commission.

Currently, Mr. Flink, Mr. Hoyt and Daniel Warsh are the managers of Crestview Partners, and as such may be deemed to share the power to vote and to dispose of investments beneficially owned by Crestview Partners, including the Common Stock. As a result, each of Messrs. Flink, Hoyt and Warsh may also be deemed to beneficially own the above-described shares of Common Stock held by Crestview and Crestview Partners; provided, however, each disclaims beneficial ownership of such shares of Common Stock.

(c)	During the past 60 days, Crestview has effected the following transactions in the Common Stock of the Company:

1.	On May 15, 2008, Crestview sold 400,000 shares at $7.144 per share in an open market transaction.
2.	On May 16, 2008, Crestview sold 47,300 shares at $7.046 per share in an open market transaction.
3.	On May 19, 2008, Crestview sold 152,700 shares at $7.387 per share in an open market transaction.
4.	On May 30, 2008, Crestview sold 433,900 shares at $7.3886 per share in an open market transaction.
5.	On June 2, 2008, Crestview sold 116,100 shares at $7.43 per share in an open market transaction.
6.	On June 2, 2008, Crestview sold 7,000 shares at $7.99 per share in an open market transaction.

During the past 60 days, Crestview Partners has effected the following transactions in the Common Stock of the Company:

1.	On May 15, 2008, Crestview Partners sold 400,000 shares at $7.144 per share in an open market transaction.
2.	On May 16, 2008, Crestview Partners sold 47,300 shares at $7.046 per share in an open market transaction.
3.	On May 19, 2008, Crestview Partners sold 152,700 shares at $7.387 per share in an open market transaction.
4.	On May 30, 2008, Crestview Partners sold 433,900 shares at $7.3886 per share in an open market transaction.
5.	On June 2, 2008, Crestview Partners sold 116,100 shares at $7.43 per share in an open market transaction.
6.	On June 2, 2008, Crestview Partners sold 7,000 shares at $7.99 per share in an open market transaction.

During the past 60 days, neither Mr. Hoyt nor Mr. Flink have not effected any transactions in the Common Stock of the Company.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

June 10, 2008

CRESTVIEW CAPITAL MASTER, LLC

By:	CRESTVIEW CAPITAL PARTNERS, LLC, its sole Manager

By:	/s/ Stewart Flink
Name: Stewart Flink
Title: Manager

CRESTVIEW CAPITAL PARTNERS, LLC

By:	/s/ Stewart Flink
Name: Stewart Flink
Title: Manager

/s/ Stewart Flink
Stewart Flink

/s/ Robert Hoyt
Robert Hoyt